--------------------------------------------------------------------------------
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1746 (11-02)      information contained in this form are not required
                  to respond unless the form displays a currently valid OMB control number.
--------------------------------------------------------------------------------

                                                --------------------------------
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                                                --------------------------------
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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                               The Wet Seal, Inc.
--------------------------------------------------------------------------------
                                (Name of Company)

                      Class A Common Stock, $0.10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    961840105
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

         Mathew Hoffman, Esq.                         Eleazer Klein
    Prentice Capital Management, LP              Schulte Roth & Zabel LLP
     623 Fifth Avenue, 32nd Floor                    919 Third Avenue
          New York, NY 10022                        New York, NY 10022
            (212) 756-8040                            (212) 756-2376

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 28, 2006
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 961840105                                        PAGE 2 OF 18 PAGES
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Prentice Capital Management, LP
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                     (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------

    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
    NUMBER OF         ----------------------------------------------------------
     SHARES              8      SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                    7,364,862 (see Item 5)
      EACH            ----------------------------------------------------------
    REPORTING            9      SOLE DISPOSITIVE POWER
   PERSON WITH
                                0
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                7,364,862 (see Item 5)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            7,364,862 (see Item 5)
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*                                      [ ]

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT
            IN ROW (11) (see Item 5)

            7.48% (see Item 5)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 961840105                                        PAGE 3 OF 18 PAGES
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Prentice Capital GP, LLC
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                     (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------

    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
    NUMBER OF         ----------------------------------------------------------
     SHARES              8      SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                    584,859 (see Item 5)
      EACH            ----------------------------------------------------------
    REPORTING            9      SOLE DISPOSITIVE POWER
   PERSON WITH
                                0
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                584,859 (see Item 5)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            584,859 (see Item 5)
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*                                      [ ]

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT
            IN ROW (11) (see Item 5)

            0.59% (see Item 5)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 961840105                                        PAGE 4 OF 18 PAGES
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Prentice Management GP, LLC
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                     (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------

    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
    NUMBER OF         ----------------------------------------------------------
     SHARES              8      SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                    7,364,862 (see Item 5)
      EACH            ----------------------------------------------------------
    REPORTING            9      SOLE DISPOSITIVE POWER
   PERSON WITH
                                0
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                7,364,862 (see Item 5)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            7,364,862 (see Item 5)
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*                                      [ ]

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT
            IN ROW (11) (see Item 5)

            7.48% (see Item 5)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 961840105                                        PAGE 5 OF 18 PAGES
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Prentice Capital Partners QP, LP
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                     (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------

    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
    NUMBER OF         ----------------------------------------------------------
     SHARES              8      SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                    283,365 (see Item 5)
      EACH            ----------------------------------------------------------
    REPORTING            9      SOLE DISPOSITIVE POWER
   PERSON WITH
                                0
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                283,365 (see Item 5)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            283,365 (see Item 5)
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*                                      [ ]

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT
            IN ROW (11) (see Item 5)

            0.29% (see Item 5)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 961840105                                        PAGE 6 OF 18 PAGES
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Prentice Capital Partners, LP
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                     (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------

    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
    NUMBER OF         ----------------------------------------------------------
     SHARES              8      SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                    41,582 (see Item 5)
      EACH            ----------------------------------------------------------
    REPORTING            9      SOLE DISPOSITIVE POWER
   PERSON WITH
                                0
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                41,582 (see Item 5)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            41,582 (see Item 5)
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*                                      [ ]

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT
            IN ROW (11) (see Item 5)

            0.04% (see Item 5)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 961840105                                        PAGE 7 OF 18 PAGES
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Prentice Capital Offshore, Ltd.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                     (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------

    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
    NUMBER OF         ----------------------------------------------------------
     SHARES              8      SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                    891,954 (see Item 5)
      EACH            ----------------------------------------------------------
    REPORTING            9      SOLE DISPOSITIVE POWER
   PERSON WITH
                                0
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                891,954 (see Item 5)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            891,954 (see Item 5)
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*                                      [ ]

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT
            IN ROW (11) (see Item 5)

            0.91% (see Item 5)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 961840105                                        PAGE 8 OF 18 PAGES
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Michael Zimmerman
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                     (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------

    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
    NUMBER OF         ----------------------------------------------------------
     SHARES              8      SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                    7,364,862 (see Item 5)
      EACH            ----------------------------------------------------------
    REPORTING            9      SOLE DISPOSITIVE POWER
   PERSON WITH
                                0
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                7,364,862 (see Item 5)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            7,364,862 (see Item 5)
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*                                      [ ]

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT
            IN ROW (11) (see Item 5)

            7.48% (see Item 5)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 961840105                                        PAGE 9 OF 18 PAGES
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Charles G. Phillips
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                     (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------

    4       SOURCE OF FUNDS*

            OO
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                2,236,905 (See Item 5)
    NUMBER OF         ----------------------------------------------------------
     SHARES              8      SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                    0
      EACH            ----------------------------------------------------------
    REPORTING            9      SOLE DISPOSITIVE POWER
   PERSON WITH
                                2,236,905 (See Item 5)
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,236,905 (See Item 5)
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*                                      [ ]

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT
            IN ROW (11) (see Item 5)

            2.80% (see Item 5)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 961840105                                        PAGE 10 OF 18 PAGES
--------------------------------------------------------------------------------


     Reference is made to the Statement on Schedule 13D filed on May 12, 2005, as amended on August 4, 2005, August 26, 2005, November 2, 2005 and April 12, 2006 (the "SCHEDULE 13D"), on behalf of Prentice Capital Management, LP ("PRENTICE CAPITAL Management"), Prentice Capital GP, LLC ("PRENTICE CAPITAL GP"), Prentice Management GP, LLC ("PRENTICE MANAGEMENT GP"), Prentice Capital Partners QP, LP ("PRENTICE CAPITAL PARTNERS QP"), Prentice Capital Partners, LP ("PRENTICE CAPITAL PARTNERS"), Prentice Capital Offshore, Ltd. ("PRENTICE CAPITAL OFFSHORE"), Michael Zimmerman ("MR. ZIMMERMAN") and Charles G. Phillips ("MR. PHILLIPS" and, together with Prentice Capital Management, Prentice Capital GP, Prentice Management GP, Prentice Capital Partners QP, Prentice Capital Partners, Prentice Capital Offshore and Mr. Zimmerman, the "REPORTING PERSONS") relating to the Class A Common Stock, par value $0.10 per share, of The Wet Seal, Inc., a Delaware corporation (the "COMPANY"). This Amendment No. 5 to the
Schedule 13D amends the Schedule 13D as follows.

     The changes in the number of shares and percentage of outstanding shares of Common Stock beneficially owned by the Reporting Persons reflect the exercise of warrants and conversion of preferred stock and certain notes into Class A Common Stock, and the sale of Class A Common Stock pursuant to that certain Underwriting Agreement described in Item 4.

     The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file jointly (the "JOINT FILING AGREEMENT") is attached hereto as Exhibit A. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

     All  capitalized   terms  used  but  not  defined  herein  shall  have  the
definitions assigned to them in the Schedule 13D.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is amended and restated as follows:

         The following persons may be deemed to own the amount of Common Stock set forth below:

     o PRENTICE CAPITAL PARTNERS QP. 283,365 shares (representing warrants initially exercisable into 282,691 shares of Common Stock and 674 shares of Common Stock);

     o    PRENTICE  CAPITAL  PARTNERS.   41,582  shares  (representing  warrants
          initially exercisable into 41,465 shares of Common Stock and 117 shares of Common Stock);

     o PRENTICE CAPITAL OFFSHORE. 891,954 shares (representing warrants initially exercisable into 889,782 shares of Common Stock and 2,172 shares of Common Stock);

     o MANAGED ACCOUNTS (OTHER THAN SAC). 259,912 shares (representing warrants initially exercisable into 259,276 shares of Common Stock and 636 shares of Common Stock);

     o SAC. 5,888,049 shares (representing warrants initially exercisable into 3,579,239 shares of Common Stock and 2,308,810 shares of Common Stock); and

--------------------------------------------------------------------------------
CUSIP NO. 961840105                                        PAGE 11 OF 18 PAGES
--------------------------------------------------------------------------------


     o MR. PHILLIPS. 2,236,905 shares (including 558 shares of Series C Preferred Stock that are initially convertible into 186,000 shares of Common Stock and warrants and notes initially exercisable into 2,050,238 shares of Common Stock and 667 shares of Common Stock).

     Prentice Capital Partners QP, Prentice Capital Partners, Prentice Capital Offshore, the Managed Accounts and Mr. Phillips are referred to herein as the "INVESTORS".

     Prentice Capital Partners QP, Prentice Capital Partners, Prentice Capital Offshore and the Managed Accounts purchased their shares with their investment capital. Mr. Phillips purchased his shares with personal funds.

ITEM 4.        PURPOSE OF TRANSACTION

     Item 4 of the Schedule 13D is hereby amended to include the following:

     On December 28, 2006, an aggregate of 16,875,000 shares of Class A Common Stock were sold by Prentice Capital Partners QP, Prentice Capital Partners, Prentice Capital Offshore and the Managed Accounts (the "Funds and Accounts") for a price of $6.00 per share pursuant to an Underwriting Agreement among the Funds and Accounts, certain other stockholders, the Company and several underwriters named in Schedule B thereto, which is attached hereto as Exhibit C (the "Underwriting Agreement"). The Underwriting Agreement provided for the sale by the Funds and Accounts and certain other stockholders of the Company of 16,000,000 shares of Class A Common Stock, par value $0.10 per share, of the Company, with an over-allotment option of 2,400,000 additional shares.

ITEM 5.        INTEREST IN SECURITIES OF THE COMPANY.

Item 5 of the Schedule 13D is amended and restated as follows:

     (a) As of the date of this Schedule 13D, (i) Prentice Capital Management may be deemed to beneficially own 7,364,862 shares (including 5,052,453 shares issuable upon exercise of warrants), (ii) Prentice Capital GP may be deemed to beneficially own 584,859 shares (representing warrants initially exercisable into 583,432 shares of Common Stock and 1,427 shares of Common Stock), (iii) Michael Zimmerman may be deemed to beneficially own 7,364,862 shares (including 5,052,453 shares issuable upon exercise of warrants) and (iv) Mr. Phillips may be deemed to beneficially own 2,236,905 shares (including 558 shares of Series C Preferred Stock that are initially convertible into 186,000 shares of Common Stock and warrants and notes initially exercisable into 2,050,238 shares of Common Stock and 667 shares of Common Stock). The shares that Mr. Zimmerman may be deemed to beneficially own represent 7.48% of the shares of Common Stock outstanding based on based upon the 93,404,345 Shares stated to be outstanding by the Company as of December 28, 2006.

     (b) Prentice Capital Management has the power to vote or to direct the vote and to dispose or to direct the disposition of the shares that Prentice Capital Offshore beneficially owns as of the date hereof. Prentice Capital Management has, except in limited circumstances, the power to vote or to direct the vote and to dispose or to direct the disposition of the shares that SAC beneficially owns as of the date hereof. Mr. Phillips has the power to vote or to direct the

--------------------------------------------------------------------------------
CUSIP NO. 961840105                                        PAGE 12 OF 18 PAGES
--------------------------------------------------------------------------------


vote and to dispose or to direct the disposition of the shares that he beneficially owns as of the date hereof. Prentice Capital GP has the power to vote or to direct the vote and to dispose or to direct the disposition of the shares that Prentice Capital Partners, Prentice Capital Partners QP and the Managed Accounts (other than SAC) beneficially own as of the date hereof.

     (c) See Exhibit B attached hereto. The transactions set forth on Exhibit B were effected pursuant to the Underwriting Agreement described in Item 4.

     (d) The limited partners or shareholders of Prentice Capital Partners QP, Prentice Capital Partners, Prentice Capital Offshore and the Managed Accounts (other than SAC) have the right to participate indirectly in the receipt of dividends from, or proceeds from the sale of, the Common Stock in accordance with their respective ownership interests in their respective funds.

     (e) Not applicable.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A - Joint Filing Agreement dated December 28, 2006, signed by each of the Reporting Persons in order to confirm that this statement is being filed on behalf of each of the Reporting Persons.

     Exhibit B - List of transactions in Company's Class A Common Stock taking place during the 60 day period preceding this filing.

     Exhibit C - The Underwriting Agreement dated as of December 21, 2006, is incorporated by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 22, 2006.

--------------------------------------------------------------------------------
CUSIP NO. 961840105                                        PAGE 13 OF 18 PAGES
--------------------------------------------------------------------------------


                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2006

PRENTICE CAPITAL MANAGEMENT, LP




By:  /s/ Michael Weiss
     -------------------------------
     Name:   Michael Weiss
     Title:  Chief Financial Officer

PRENTICE CAPITAL GP, LLC




By: /s/ Michael Weiss
     -------------------------------
     Name:   Michael Weiss
     Title:  Managing Director

PRENTICE MANAGEMENT GP, LLC




By: /s/ Michael Zimmerman
     -------------------------------
     Name:   Michael Zimmerman
     Title:  Managing Member

PRENTICE CAPITAL PARTNERS QP, LP

By:  Prentice Capital GP, LLC, its general partner




By: /s/ Michael Weis
     -------------------------------
     Name:   Michael Weiss
     Title:  Chief Financial Officer

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 961840105                                        PAGE 14 OF 18 PAGES
--------------------------------------------------------------------------------


PRENTICE CAPITAL PARTNERS, LP

By:  Prentice Capital GP, LLC, its general partner




By: /s/ Michael Weiss
     -------------------------------
     Name:   Michael Weiss
     Title:  Chief Financial Officer


PRENTICE CAPITAL OFFSHORE, LTD.

By:  Prentice Capital Management, LP, its investment manager




By: /s/ Michael Weiss
     -------------------------------
     Name:   Michael Weiss
     Title:  Chief Financial Officer

MICHAEL ZIMMERMAN




/s/ Michael Zimmerman
------------------------------------
Michael Zimmerman

CHARLES G. PHILLIPS




/s/ Charles G. Phillips
------------------------------------
Charles G. Phillips

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 961840105                                        PAGE 15 OF 18 PAGES
--------------------------------------------------------------------------------


                                  EXHIBIT INDEX

     Exhibit A - Joint Filing Agreement dated December 28, 2006, signed by each of the Reporting Persons in order to confirm that this statement is being filed on behalf of each of the Reporting Persons.

     Exhibit B - List of transactions in Company's Class A Common Stock taking place during the 60 day period preceding this filing.

     Exhibit C - The Underwriting Agreement dated as of December 21, 2006, is incorporated by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 22, 2006.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 961840105                                        PAGE 16 OF 18 PAGES
--------------------------------------------------------------------------------


                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     This will  confirm  the  agreement  by and among the  undersigned  that the
Schedule 13D/A filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Class A Common Stock, par value $0.10 per share, of The Wet Seal, Inc., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below, in accordance with Rule 13d-1 under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of December 28, 2006

PRENTICE CAPITAL MANAGEMENT, LP




By:  /s/ Michael Weiss
     -------------------------------
     Name:   Michael Weiss
     Title:  Chief Financial Officer

PRENTICE CAPITAL GP, LLC




By:  /s/ Michael Weiss
     -------------------------------
     Name:   Michael Weiss
     Title:  Managing Director

PRENTICE MANAGEMENT GP, LLC




By:  /s/ Michael Zimmerman
     -------------------------------
     Name:   Michael Zimmerman
     Title:  Managing Member

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 961840105                                        PAGE 17 OF 18 PAGES
--------------------------------------------------------------------------------


PRENTICE CAPITAL PARTNERS QP, LP

By:  Prentice Capital GP, LLC, its general partner




By: /s/ Michael Weiss
    --------------------------------
     Name:   Michael Weiss
     Title:  Chief Financial Officer

PRENTICE CAPITAL PARTNERS, LP

By Prentice Capital GP, LLC, its general partner




By: /s/ Michael Weiss
    --------------------------------
     Name:   Michael Weiss
     Title:  Chief Financial Officer

PRENTICE CAPITAL OFFSHORE, LTD.

By:  Prentice Capital Management, LP, its investment manager




By:  /s/ Michael Weiss
     -------------------------------
     Name:   Michael Weiss
     Title:  Chief Financial Officer

MICHAEL ZIMMERMAN




     /s/ Michael Zimmerman
     -------------------------------
     Michael Zimmerman

     CHARLES G. PHILLIPS




     /s/ Charles G. Phillips
     -------------------------------
     Charles G. Phillips

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 961840105                                        PAGE 18 OF 18 PAGES
--------------------------------------------------------------------------------


                                    EXHIBIT B

                              LIST OF TRANSACTIONS


                  Name                          Date            Number of Shares         Price Per Share
                                                                Purchased/ (Sold)

SAC                                           12/28/06               (173,667)                $6.00

SAC                                           12/28/06             (1,149,107)                $6.00

SAC                                           12/28/06             (2,209,821)                $6.00

SAC                                           12/28/06               (444,497)                $6.00

SAC                                           12/28/06               (999,913)                $6.00

Prentice Capital Partners, LP                 12/28/06                 (5,835)                $6.00

Prentice Capital Partners QP, LP              12/28/06                (38,412)                $6.00

Prentice Capital Offshore, Ltd.               12/28/06               (120,907)                $6.00

Managed Account                               12/28/06                (34,846)                $6.00

SAC                                           12/28/06             (1,021,441)                $6.00

SAC                                           12/28/06             (4,572,667)                $6.00

SAC                                           12/28/06             (3,902,800)                $6.00

SAC                                           12/28/06             (1,839,666)                $6.00

SAC                                           12/28/06               (150,087)                $6.00

Prentice Capital Partners, LP                 12/28/06                 (6,165)                $6.00

Prentice Capital Partners QP, LP              12/28/06                (40,588)                $6.00

Prentice Capital Offshore, Ltd.               12/28/06               (127,760)                $6.00

Managed Account                               12/28/06                (36,821)                $6.00

